Exhibit 99.1

Gauzy Announces Receipt of Delisting Notice from Nasdaq; Intends to Appeal

9.21.2026

TEL-AVIV, Israel, September 21, 2026 (GLOBE NEWSWIRE) -- Gauzy Ltd. (Nasdaq: Gauzy) (“Gauzy” or the “Company”), a global leader in vision and light control technologies, today announced receipt of a delisting notification dated September 15, 2026 (the “Delisting Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market Inc. (“Nasdaq”). The Company was notified that Nasdaq has determined to delist the Company's securities from the Nasdaq Global Market.

The Company plans to exercise its right to request an appeal (the “Appeal”) the Staff Determination by filing a request for oral hearing before the Nasdaq Hearings Panel (the “Panel”) pursuant to Nasdaq Listing Rule 5815. Such Appeal hearing request will result in a stay of any suspension or delisting action pending the Appeal hearing, and in the meantime, the Company’s securities will continue to be fully tradeable and listed on the Nasdaq Global Market.

As previously disclosed, on March 17, 2026, the Company received a notice from Nasdaq stating that the bid price of its ordinary shares had closed at less than $1 per share over the previous 30 consecutive business days, and, as a result, did not comply with Listing Rule 5450(a)(1) (the “Rule”). In accordance with Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until September 14, 2026, to regain compliance with the Rule. Since the Company failed to regain compliance with the Rule, its ordinary shares are subject to delisting from the Nasdaq Global Market.

In addition, on May 19, 2026, staff of Nasdaq (the “Staff”) notified the Company that it no longer complied with its obligation to filed periodic reports in accordance with Listing Rule 5250(c)(1) since the Company failed to file its Form 20-F for the year ended December 31, 2025 (the “Form 20-F”). The Company had previously submitted a compliance plan to the Staff of Nasdaq, however, as a result of its failure to regain compliance with the Rule, Nasdaq informed the Company, that, as set forth in Listing Rule 5810(c)(2)(A), the Company is no longer eligible for the Staff to accept and review a plan of compliance with respect to the delinquent Form 20-F. As such, this matter serves as an additional basis for delisting the Company’s securities from The Nasdaq Stock Market. Accordingly, the Company was notified that its ordinary shares would be delisted from the Nasdaq Global Market, unless the Company requests an Appeal to the Panel by September 22, 2026, which the Company will do.

There can be no assurance that upon the Appeal hearing, the Panel will determine to allow the continued listing of the Company's securities on the Nasdaq Global Market. However, the Company believes that its currently improved financial position will support the continued listing of its securities, which will remain trading pending the Appeal hearing.

About Gauzy

Gauzy Ltd. is a fully-integrated light and vision control company, focused on the research, development, manufacturing, and marketing of vision and light control technologies that are developed to support safe, sustainable, comfortable, and agile user experiences across various industries. Headquartered in Tel Aviv, Israel, the company has additional subsidiaries and entities based in Germany, France, the United States, Canada, China, Singapore, and the United Arab Emirates. Gauzy serves leading brands across aeronautics, automotive, and architecture in over 60 countries through direct fulfillment and a certified and trained distribution channel.

Cautionary Statement Regarding Forward-Looking Statements

 This press release contains forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements regarding Gauzy’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements reflect Gauzy’s current views, plans, or expectations with respect to future events and financial performance. They are inherently subject to significant business, economic, competitive, and other risks, uncertainties, and contingencies. Forward-looking statements are based on Gauzy’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict including, without limitation, the following: Gauzy’s ability to meet stock exchange continued listing standards and remain listed on Nasdaq, including the outcome of the Appeal; statements regarding its proposed Debt Settlement in Israel; statements regarding the French court-supervised reorganization proceedings (redressement judiciaire), the call for public tenders and related process, and the timing and potential outcomes of that process; Gauzy’s ability to secure funding in order to maintain and support its operations; the outcome of the insolvency proceedings commenced in France and the overall impact they may have on the Company’s operations and financial condition; Gauzy invests significant effort and capital seeking validation of its light and vision control products with OEMs and Tier 1 suppliers, mainly in the aeronautics and automobile markets, and there can be no assurance that it will win production models, which could adversely affect its future business, results of operations and financial condition; failure to make competitive technological advances will put Gauzy at a disadvantage and may lead to a negative operational and financial outcome; Gauzy being an early growth-stage company with a history of losses and its anticipation that it expects to continue to incur significant losses for the foreseeable future; its operating results and financial condition have fluctuated in the past and may fluctuate in the future; it is exposed to high repair and replacement costs; it may not be able to accurately estimate the future supply and demand for its light and vision control products, which could result in a variety of inefficiencies in its business and hinder its ability to generate revenue; if it fails to accurately predict its manufacturing requirements, it could incur additional costs or experience delays; the estimates and forecasts of market opportunity and market growth it provides may prove to be inaccurate, and it cannot assure that its business will grow at similar rates, or at all; it may be unable to adequately control the capital expenditures and costs associated with its business and operations; it may need to raise additional capital before it can expect to become profitable from sales of its light and vision control products, which such additional capital may not be available on acceptable terms, or at all, and failure to obtain this necessary capital when needed may force it to delay, limit or terminate its product development efforts or other operations; shortages in supply, price increases or deviations in the quality of the raw materials used to manufacture its products could adversely affect its sales and operating results; its business, financial condition and results of operations could be adversely affected by disruptions in the global economy caused by the ongoing conflict between Russia and Ukraine; it is subject to, and must remain in compliance with, numerous laws and governmental regulations across various countries concerning the manufacturing, use, distribution and sale of its light and vision control products, and some of its customers also require that it complies with other unique requirements relating to these matters; if it is unable to obtain, maintain and protect effective intellectual property rights for its products throughout the world, it may not be able to compete effectively in the markets in which it operates; the market price of its ordinary shares may be volatile or may decline steeply or suddenly regardless of its operating performance, and it may not be able to meet investor or analyst expectations; its indebtedness could adversely affect its ability to raise additional capital to fund operations, limit its ability to react to changes in the economy or its industry and prevent it from meeting its financial obligations; it has limited operating experience as a publicly traded company in the United States; conditions in Israel could materially and adversely affect its business; and any other risks and uncertainties, including, but not limited to, the risks and uncertainties in the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 11, 2025. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Gauzy or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Gauzy undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as otherwise required by law.

Contacts

Media:

Amanda Yevdaev, EVP Marketing

Gauzy Ltd.

PR@gauzy.com